Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2014 (1)	2013 (1)
Net income	$211	$218
Income taxes	113	117
Capitalized interest	(8)	(7)
	316	328
Fixed charges, as defined:

Interest	170	178
Capitalized interest	8	7
Interest component of rentals charged to operating expense	—	—
Total fixed charges	178	185

Earnings, as defined	$494	$513

Ratio of earnings to fixed charges	2.78	2.77
  ____________

(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2014 and 2013 is interest expense of $6 million and interest income of less than $1 million, respectively, which is included in income tax expense.